Rockwell updates Prefeasibility Study for Saxendrift and

Preliminary Assessments for Wouterspan, Niewejaarskraal and Tirisano Projects

August 2, 2011, Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) updates the results of preliminary assessments of its alluvial diamond deposits on its properties in South Africa.

Rockwell is focused on increasing production to 10,000 carats per month within five years. The Company has the capacity to deliver this growth, organically, through the development of its significant resource base, and is advancing plans to access the capital necessary to meet its production goals.

Current production of some 2,500 carats of large gem quality diamonds per month is derived from two operations, the Holpan/Klipdam mine located in the Northern Cape, and the Saxendrift mine in the Middle Orange River are of the Northern Cape Province. The Company is in the final stages of acquiring and redeveloping the Tirisano mine, located in Ventersdorp in the North West Province, which is slated to come on stream in the second half of fiscal 2012. It also plans to re-commission the Wouterspan and Niewejaarskraal projects within the next two years.

A Prefeasibility Study for Saxendrift and Preliminary assessments for Tirisano, Wouterspan and Niewejaarskraal were completed and announced at the Company’s recent year end. Results of the Wouterspan study presented in Rockwell’s May 31, 2011 news release were based on forecasted 10% annual increases in diamond prices as advised by the South African Diamond Council. Base case results were reported from the Tirisano and Niewejaarskraal studies, using the average diamond price received during the last year of mining at these past producers. The following provides the results of the base case and forecast increasing price as presented in the preliminary assessments.

The studies were done in South African Rand (ZAR) and US dollars (USD), and used a conversion rate of 6.8 ZAR:1 USD. Royalties applied in each case vary according to the profitability of the mining company, subject to a minimum rate of 0.5% and maximum rate 7.0% for diamonds. The results presented are for 100% of the projects. Rockwell holds a 74% interest in the Wouterspan and Niewejaarskraal projects and will also hold a 74% interest in Tirisano once the project acquisition is completed. The remaining 26% interests are held by Black Economic Empowerment partners.

The assessments are preliminary in nature, and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, so there is no certainty that the preliminary assessment will be realized.

Wouterspan Preliminary Assessment

Rockwell conducted bulk sampling and trial mining activities at Wouterspan until November 2008 and has retained the property on care and maintenance since that time. The preliminary assessment of the project was done based on the indicated and inferred mineral resources at 30 November 2010. The diamond value used for the resource estimate and the base case for the preliminary assessment is the average received for +5,500 carats of diamonds sold from the adjacent Saxendrift mine (USD2,029 per carat) during fiscal 2010.

Planned excavation of the diamondiferous gravels is by hydraulic excavator followed by transport of gravel to the plant site in mine haul trucks. Processing will be by a high-volume, low-cost plant, comprised of 8 (or 12) 18-foot rotary pan plants. Trial-mining is also planned to investigate the efficiency of sending selected size fractions to selected pans, namely +2-6mm, -6-12mm and +12-32mm, which is expected to greatly improve the recovery efficiencies of the pans. The mine plan has been developed in two phases –phase 1, comprising plant throughput of 180,000 cubic metres per month, for a period of some 24 months, followed by phase 2, to achieve at throughput at some 340,000 cubic metres per month. The key parameters and result of the base case and the case based on forecast increases in gem–quality alluvial diamonds are tabulated below:

Wouterspan Preliminary Assessment Key Parameters
Indicated resources	5,025,500 m3
Inferred resources	37,774,000 m3
Average Grade	0.7 ct/100m3
Average sales value	USD 2,029/ct
Proposed monthly throughput	340,000 m3
Proposed mine life	11 years
Operating Costs	ZAR 45/m3
Mining Royalties	Variable *
Capital required to bring mine into production	ZAR 122,000,000
Earthmoving fleet budget	N/A
Tax	28%
Key Results
	Base Case	10% Price Escalation
Internal Rate of Return (IRR)	101%	135%
Net Present Value (NPV) at discount values of:
15%	ZAR 482,000,000	ZAR 1,199,000,000
20%	ZAR 363,000,000	ZAR 885,000,000
25%	ZAR 279,000,000	ZAR 667,000,000

The NPV at the 20% discount rate in US dollars is 53 million for the base case and US 130 million using the escalated diamond prices.

Niewejaarskraal Preliminary Assessment

No processing has taken place on Niewejaarskraal since Rockwell acquired the project in 2006. The mineral resources were re-estimated in 2008, and remain unchanged as at November 30, 2010. During FY2010, Rockwell sold +5,500 carats of diamonds from the adjacent Saxendrift mine on the open market for USD2,029 per carat, and this value was applied to estimate resources and the base case.

Niewejaarskraal is located in the same area as Saxendrift and Wouterspan, so the geology is similar and similar mining methods are expected to be employed. There is an existing processing plant on Niewejaarskraal, but it will need to be completely re-furbished and upgraded prior to re-commissioning. A processing plant like at Wouterspan above is planned. The mine plan has been developed to run at some 340,000 cubic metres per month. The key parameters and result of the base case and the case based on forecast increases in gem–quality alluvial diamonds are tabulated below:

Niewejaarskraal Preliminary Assessment Key Parameters
Inferred Resources	20,630,000 m3
Average Grade	0.84 ct/100 m3
Average sales value	USD 2,029/ct
Proposed monthly throughput	340,000 m3
Proposed mine life (inferred resources)	6 years
Operating Costs	ZAR 45/m3
Mining Royalties	0.5-7%
Capital required to bring mine into production	ZAR 130,000,000
Earthmoving fleet budget	N/A
Tax	28%
Key Results
	Base Case	10% Price Escalation
IRR	123%	183%
NPV at discount values of:
15%	ZAR 450,000,000	ZAR 1,067,000,000
20%	ZAR 369,000,000	ZAR869,000,000
25%	ZAR 304,000,000	ZAR715,000,000

The NPV at the 20% discount rate in US dollars is 54 million for the base case and US 128 million using the escalated diamond prices.

Tirisano Preliminary Assessment

The Tirisano Project, a past producer that has been on care and maintenance since 2008, is currently being acquired by Rockwell. The acquisition will be complete once the mining rights have been ceded to Rockwell.

Tirisano occurs in a karst environment. Gravel deposition is related to periodic subsidence which has taken place since, at least, the Mesozoic period, resulting in a build-up of a very thick sequence. The diamondiferous deposits range from thin tabular horizons to thick (+60 metres) units, infilling palaeokarst hollows and sinkholes. The preferred extraction method is open cast mining.

Rockwell commissioned mineralogical and metallurgical studies to determine the most effective methods for processing clay-rich gravels within the sequence that can cause recovery inefficiencies. The processing facility, currently under construction, consists of eight 16-foot rotary pans with a front end designed to break down the clay units. Since no diamonds have recently been sold from the Tirisano mine, the early 2008 value of USD606 carat has been applied for the base case; however, diamond sales values rom the district are in the USD700 per carat range, and can be expected during 2011. A throughput of 180,000 cubic metres per month is planned. The key parameters and result of the base case and the case based on forecast increases in gem–quality alluvial diamonds are tabulated below:

Tirisano Preliminary Assessment Key Parameters
Indicated Resources	25,279,800 m3
Inferred Resources	15,334,000 m3
Average Grade	2.37 ct/100m3
Average sales value	USD 606/ct
Proposed monthly throughput	180,000 m3
Proposed mine life	18.8 years
Operating Costs	ZAR 49/m3
Mining Royalties	0.5-7%
Capital required to bring mine into production	ZAR 73,000,000
Earthmoving fleet budget	N/A
Tax	28%
Key Results
	Base Case	10% Price Escalation
IRR	59%	81%
NPV at discount values of:
15%	ZAR 226,000,000	ZAR 1,084,000,000
20%	ZAR 153,000,000	ZAR 645,000,000
25%	ZAR 105,000,000	ZAR 406,000,000

The NPV at the 20% discount rate in US dollars is 22.5 million for the base case and US 95 million using the escalated diamond prices.

Saxendrift Prefeasibility Study

The Saxendrift property is located on the south bank of the Orange River in the Herbert district of the Northern Cape Province, some 50 km southwest of Douglas.

During 2009/2010 trial-mining was initiated on Saxendrift as part of a study to determine what portion of the gravel resource could be converted to a reserve. Operational parameters and operating costs were determined both during the bulk-sampling and trial-mining phases on Saxendrift, and from Rockwell's experience on its other operations. It is believed that the detail and accuracy of this study is at a pre-feasibility level.

The mine plan involves continued mining on the Saxendrift A terrace during 2011/2012 while detailed exploration is undertaken on the C terrace. The preferred method of mining the alluvial gravels is strip-mining in a shallow, opencast operation. The processing plant, which was commissioned in late 2008, is comprised of four scrubbers followed by four 18 ft rotary pan-plants and has a design plant-throughput of 800 tonnes per hour. With an expected annual treatment of 1,800,000 cubic metres some 9,000 carats of diamonds are expected to be recovered through a bank of ten FlowSort machines and an electronic grease table, as well as final hand-sort in a glove-box under secure conditions.

The life-of-mine, based on these reserves, at the proposed rate of mining of 150,000 cubic metres per month is estimated at 2.7 years. If the indicated resources are included, with the same parameters as the reserves, then the LoM could be expected to be extended by an additional 0.98 years.

A discounted cash flow (“DCF”) was developed on the basis of the reserves only as tabulated below. Since all of the capital has already been spent, no additional Capital expenditures have been budgeted for the outstanding life of mine. This is a change from the results reported in the Company’s May 31 2011 news release. It also accounts for the lack of IRR value here. Operating costs have been budgeted at R7.5M/month. The 10% annual escalation in the diamond price has been used for this study.

Saxendrift Prefeasibility Study Key Parameters
Volume of gravel	Cubic Metres
Probable Reserve	4,859,900
Average Grade	0.5ct/100m3
Average sales value (2011)	USD2,029/ct
Proposed monthly throughput	150,000m3
Proposed mine life (reserves only)	2.7
Mining Costs (2011)	ZAR43/m3
Mining Royalties	0.5-7%
Capex required to bring mine into production	*No future Capex
Earthmoving fleet budget	N/A
Tax	28%
Key Results
IRR	Cannot be calculated since no Capex is budgeted for the proposed life-of-mine
NPV (reserves only)
10% 16% 19%	ZAR85,000,000 ZAR72,000,000 ZAR 67,000,000

The NPV at 16% in USD is 10.4 million.

The opportunity exists, through further planned work to convert the remaining Indicated Resources to Probable Reserves over the short term and the Inferred Resources to higher categories over the longer term that has excellent potential to extend the mine life of the project.

Dr. T.R. Marshall, Pr. Sci. Nat., is the independent qualified person who has reviewed and approved the contents of this release. Further details of the studies are provided in revised technical reports which are filed on the Company’s profile at www.sedar.com.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	President and CEO

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Indicated and Inferred Resources

This news release also uses the terms 'indicated resources' and 'inferred resources'. Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.